Clark Corporate Law Group llp		3273 E. Warm Springs Las Vegas, NV 89120 200 S. Virginia St., 8th Floor Reno, NV 89501
Bryan R. Clark^	Scott P. Doney	Telephone: 702-312-6255
Christopher T. Clark	Joe Laxague	Facsimile: 702-944-7100
Richard T. Cunningham^^		Email: jlaxague@clarkcorporatelaw.com

October 21, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Larry Spirgel

Re:	Cross Click Media Inc. Preliminary Information Statement on Schedule 14C Filed October 10, 2014 File No. 000-55110

Dear Mr. Spirgel:

I write on behalf of Cross Click Media Inc., (the “Company”) in response to Staff’s letter of October 20, 2014, by Larry Spirgel, Assistant Director, Assistant Director of the Commission’s Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Preliminary Information Statement on Schedule 14C, filed October 10, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

general

1.                   Please revise your disclosure on page 3 to make clear the identity of the stockholder as MCKEA Holdings, LLC.

In response to this comment, the Company has revised the disclosure on Page 3 to identify the stockholder as MCKEA Holdings, LLC.

Amendment to Articles of Incorporation, page 4

Purpose, page 4

2.                   Please tell us whether you presently have any plans, proposals or arrangements, written or otherwise, to issue any of these authorized shares. If not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

In response to this comment, the Company has added the following additional disclosure under the “Purpose” portion of the proxy statement:

“While the Company has no specific plans at this time for the issuance of the additional common stock, the Company is party to a number of convertible notes under which the holders may convert all or portions of such notes at prices representing a percentage of the market price of the Company’s common stock. If and when the market price for the Company’s common stock declines, these convertible debt holders may require additional shares to be reserved. In addition, as the market price of the Company’s common stock declines, the convertible note holders will have the right to receive an increasing number of shares of common stock upon conversion of their notes. Additionally, although it has no specific plans to do so, the Company reserves the right to sell common stock to equity investors in order to provide the Company with additional capital for operational and expansion purposes.”

^Licensed in Colorado and District of Columbia

^^ Also admitted in Washington

Effect, page 4

3.                   Please explain the risk of potential dilution that may result from your recent issuance of 1,000,000 shares of preferred stock to MCKEA Holdings, LLC, in connection with this authorized increase from 450,000,000 shares of common stock to 2,990,000,000 shares.

In response to this comment, the Company has added the following language to the “Effect” section of the proxy statement:

“Generally, existing shareholders will experience dilution of their ownership percentage in the company if and when additional shares of common stock are issued. Such dilution may negatively affect the value of existing shares of common stock, may affect the amount of any dividends paid to such stockholders if and when dividends are declared, and may reduce the share of the proceeds of the Company that they would receive upon liquidation of the Company.”

Voting Securities and Principal Holders Thereof, page 4

4.                   Please revise your disclosure to make clear the following:

•         the company’s total issued and outstanding shares of common stock;

•         the total outstanding voting power based upon issued and outstanding shares of common stock and Class B Convertible Preferred Stock

•         the total voting power held by MCKEA Holdings, LLC, including 26,555,560 shares of common stock and 1,000,000 shares of preferred stock, representing 3,000 votes per share, or 3,000,000,000 shares of common stock for voting purposes; and

•         Class B Convertible Preferred Stock is convertible to shares of your common stock, at the option of the holder, at any time, at a rate of 250 shares of common stock for each preferred share held. Also discuss the anti-dilution feature of the conversion right as explained in your Form 8-K filed October 9, 2014.

In response to this comment, the Company the company has clarified this section to include the information set forth above, including a fuller description of the rights and features of the Class B Convertible Preferred Stock as well as a table setting forth the total issued and outstanding capital stock and voting power for each class and the capital stock and voting power held by MCKEA Holdings, LLC.

Forward-Looking Statements, page 6

5.                   Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to you because your common stock is considered a penny stock.

In response to this comment, the Company has deleted the reference to the PSLRA.

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Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 4

6.                   Please note that beneficial ownership includes not only investment/dispositive power, but also voting power. Refer to Rule 13d-3(a) of the Exchange Act. Please revise footnote 5 to disclose the total voting power held by MCKEA Holdings, LLC, inclusive of common stock and preferred stock. Refer to Instructions 2 and 5 to Item 403 of Regulation S-K. Please make clear the rate at which the preferred stock may convert to common stock and the voting power of each share of preferred stock as it relates to common stock.

In response to this comment, the Company has amended footnote 5 to the beneficial ownership table to include the information requested.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Joe Laxague

Joe Laxague, Esq.

Enclosure (Acknowledgment by the Company)

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Cross Click Media Inc.

8275 S. Eastern Ave, Suite 200-661

Las Vegas, NV 89120

Via EDGAR

October 21, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re: Cross Click Media Inc.

Preliminary Information Statement on Schedule 14C

Filed October 10, 2014

File No. 000-55110

Dear Mr. Spirgel:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated October 20, 2014 by Larry Spirgel, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cross Click Media Inc.

/s/ Kurtis A. Kramarenko

By:	Kurtis A. Kramarenko
Chief Executive Officer

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